

September 19, 2024

Jamie Iannone
President and Chief Executive Officer
eBay Inc.
2025 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-37713**

Dear Jamie Iannone:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 67

1. We note that you have included "FX-Neutral Revenue," a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how your Company-Selected Measure is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

2. Refer to the graphs on pages 69-70 showing the relationships between compensation actually paid and net income, total shareholder return and your Company-Selected Measure pursuant to Item 402(v)(5) of Regulation S-K. We note that you had two PEOs

in fiscal year 2020; however, it does not appear that your relationship graphs include compensation actually paid information for both PEOs, either separately or on an aggregate basis. Please revise future filings to include relationship disclosure for each person who served as your PEO during the period covered by your pay versus performance table. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 128D.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program